Filed Pursuant to Rule 424(b)(3)
Registration No. 333–71052

PROSPECTUS SUPPLEMENT
(To Prospectus Dated January 15, 2002)

32,463,100 Shares

SAXON CAPITAL, INC.
Common Stock

This prospectus supplement relates to resales by selling stockholders of 32,463,100 shares of our common stock that are held by some of our current stockholders. The information contained in this prospectus supplement dated April 29, 2002 reflects facts or events that constitute a substantive change from or addition to the information set forth in the prospectus dated January 15, 2002, as amended or supplemented.

This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, theprospectus dated January 15, 2002, including any amendments or supplements thereto.

SEE RISK FACTORS BEGINNING ON PAGE 8 OF THE PROSPECTUS AND ON PAGE 22 OF OUR ANNUAL REPORT ON FORM 10-K WHICH IS PART OF THE CUMULATIVE PROSPECTUS SUPPLEMENT DATED APRIL 5, 2002 TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING OUR COMMON STOCK

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The information in the table appearing under the heading “Selling Stockholders” in the prospectus is amended by adding the information below with respect to persons not previously listed in the prospectus or in any amendments or supplements thereto, and by superceding the information with respect to persons previously listed in the prospectus or in any amendments or supplements thereto that are listed below:

SELLING STOCKHOLDERS

	Shares Owned
Name of Stockholder	Number Before Offering	Percent Before Offering	Shares Owned Number Offered	Number After Offering	Percent After Offering
L.A.D. Equity Partners, L.P	30,000	*	30,000	0	0%
Perry Weitz	15,000	*	15,000	0	0%
Maria Tonelli	5,000	*	5,000	0	0%

The information contained below in this prospectus supplement reflects disclosures contained in a press release issued by us dated April 25, 2002 regarding our preliminary first quarter results, which provided facts that are in addition to the information set forth in the prospectus dated January 15, 2002:

The date of this prospectus supplement is April 29, 2002.

NEWS RELEASE

Contact:
Investors
Bobbi J. Roberts
Saxon Capital, Inc.
804.967.7879
robertsb@saxonmtg.com

FOR IMMEDIATE RELEASE

Saxon Reports First Quarter 2002 Operating Results

Saxon Posts Positive Earnings Without The Use Of Gain-On-Sale Accounting

GLEN ALLEN, VA. (April 25, 2002)—Saxon Capital, Inc. (“Saxon”) (NASDAQ: SAXN), a residential mortgage lending and servicing company, today announced first quarter 2002 net income of $2.0 million ($0.07 per share) as compared to a net loss of $1.3 million ($0.05 per share) for the fourth quarter 2001.

Effective July 6, 2001, Saxon adopted a new policy of structuring its asset-backed securitizations as financings, rather than a sale of loans (with a corresponding one-time recognition of gain or loss). This change in structure makes it difficult to compare current period financial results to financial results prior to July 6, 2001.

“We are extremely pleased to report positive earnings for the first quarter 2002,” said Michael L. Sawyer, chief executive officer. “These results reflect our focused efforts on deploying our capital to our origination and servicing platforms so we can continue to build a high quality on-balance sheet mortgage loan portfolio. On July 6th of last year, we began with a principal balance of mortgage loans of approximately $600 million and after three-quarters of operations that balance now stands at $2.1 billion. At this portfolio size, our net interest income is now sufficient to cover our operating costs.”

Operational Highlights for the First Quarter 2002

•	Posted net income of $2.0 million ($0.07 per share)

•	On-balance sheet portfolio principal balance grew 24% to $2.1 billion from $1.7 billion at December 31, 2001

•	Retail channel now comprises 26% of product mix as compared to 17% in first quarter 2001 and 25% in fourth quarter 2001

•	On-balance sheet portfolio delinquencies continue to out-perform the 2000 and 1999 loan originations and are in-line with the 1996 through 1998 loan originations

•	Successfully executed $900 million asset backed securitization—“SASTA 2002-1”, the third securitization since the divestiture and 22nd since 1996

Loan Originations and Cost to Originate

Total origination volume was $520.6 million for the first quarter 2002, an increase of 4% compared to the first quarter 2001 and a decrease of 9% compared to the fourth quarter 2001. Total cost to originate decreased to 2.94% of total loan originations for the first quarter 2002 as compared to 3.55% in the first quarter 2001 and 2.99% in the fourth quarter 2001.

“Saxon is focused on growing our portfolio on a sustainable basis for the long-term. Our strategy is designed to grow earnings while maintaining our strong credit and pricing discipline,” said Sawyer.

Portfolio Performance

At March 31, 2002, the principal balance of Saxon’s on-balance sheet portfolio totaled $2.1 billion, and Saxon’s total servicing portfolio was $6.4 billion. Saxon’s on-balance sheet portfolio reflected 5.6% in seriously delinquent loans as compared to 4.1% at December 31, 2001. Seriously delinquent loans for the total servicing portfolio increased to 12.4% at March 31, 2002 as compared to 12.2% at December 31, 2001. The on-balance sheet portfolio of seriously delinquent loans are in line with expectations and will continue to increase as the portfolio matures.

During the quarter, Saxon increased its reserve for loan losses to $28.7 million from $21.3 million at December 31, 2001, which represents 1.35% of the principal balance of mortgage loans.

Financial Highlights

For the first quarter 2002, Saxon’s net interest margin was $17.2 million as compared to $11.4 million for the fourth quarter 2001, an increase of 51%. For the first quarter 2002, Saxon’s interest margin on a pre-reserve basis was 5.1% as compared to 5.3% for the fourth quarter 2001. Saxon’s interest margin on an after reserve basis was 3.6% compared to 3.4% for the first quarter 2002 and fourth quarter 2001, respectively. Total net revenues for the first quarter 2002 were $24.9 million as compared to $18.0 million for the fourth quarter 2001, an increase of 38%.

Operating expenses, which include general and administrative expenses and depreciation, were $21.4 million for the first quarter 2002 as compared to $20.2 million in the fourth quarter 2001, an increase of 6%.

Liquidity

Saxon continues to maintain substantial balance sheet liquidity through the first quarter 2002. As of March 31, 2002, Saxon had $1.4 billion in committed warehouse facilities and $143 million of available working capital.

Conference Call

Saxon will host a conference call for analysts and investors at 11a.m. Eastern Time on Friday, April 26, 2002. For a live Internet broadcast of this conference call, please go to Saxon’s investor relations website at www.saxoncapitalinc.com. To participate in the call contact Bobbi Roberts, assistant vice president investor relations, for details about the call (804.967.7879 or robertsb@saxonmtg.com). For those who cannot listen to the live broadcast, a replay will be available shortly after the call and will remain available until 5 p.m. Eastern Time May 3, 2002. The replay will be available on Saxon’s website or at (800) 252-6030 using the ID number 11860614.

About Saxon

Saxon is a residential mortgage lender and servicer that originates, purchases, securitizes and services non-conforming mortgages and home equity loans. Saxon is headquartered in Glen Allen, Virginia and has additional facilities in Fort Worth, Texas and Foothill Ranch, California. Saxon’s operating subsidiaries, Saxon Mortgage, Inc., and America’s Moneyline, Inc. originate and purchase loans through wholesale, correspondent and retail business channels. Saxon currently originates and purchases loans in 49 states, through its network of approximately 3,000 brokers, 300 correspondents, and 18 retail branches. As of March 31, 2002, Saxon’s subsidiary Meritech Mortgage Services, Inc. services a mortgage loan portfolio of $6.4 billion.

Saxon was divested from Dominion Resources, Inc. (NYSE: D) on July 6, 2001 in a private 144A sale transaction. Public trading of Saxon’s common shares commenced on January 16, 2002. Saxon’s common shares trade on the Nasdaq National Market under the symbol SAXN. For more information, visit www.saxoncapitalinc.com.

Information Regarding Forward Looking Statements

Statements in this news release containing words such as “believes,” “anticipates,” “intends,” “expects,” and other similar words, are “forward-looking statements” and are based on current expectations and assumptions that are subject to risks and uncertainty. Our actual results and the timing of certain events could differ materially due to a number of factors, such as changes in overall economic conditions and interest rates, changes in capital market and competitive conditions applicable to our industry, changes in the applicable legal and regulatory environment, and the continued success of management’s strategy. You should also be aware that all information in this news release is as of April 25, 2002 or as of the date indicated. We undertake no duty to update any forward-looking statement to conform the statement to actual results

Saxon Capital, Inc.

Consolidated Balance Sheets

	March 31, 2002	December 31, 2001
	(Dollars in thousands, except for share data)
	(unaudited)
Assets
Cash	$548	$5,629
Accrued interest receivable	1,614	1,958
Mortgage loan portfolio
Mortgage loans held prior to securitization	262,551	370,038
Securitized loans	2,235,896	1,371,816
Gross mortgage loan portfolio	2,498,447	1,741,854
Loan loss reserve	(28,727)	(21,327)
Net mortgage loan portfolio	2,469,720	1,720,527
Servicing related advances	104,472	104,796
Mortgage servicing rights, net	29,517	33,847
Deferred tax asset	11,772	11,772
Other assets	31,599	20,820

Total assets	$2,649,242	$1,899,349

Liabilities and stockholders’ equity
Liabilities:
Accrued interest payable	$644	$289
Warehouse financing	169,480	283,370
Limited recourse securitization financing	2,191,545	1,329,568
Note payable	25,000	25,000
Other liabilities	8,331	9,124

Total liabilities	2,395,000	1,647,351
Stockholders’ equity
Common stock, $0.01 par value per share, 100,000,000 shares authorized; 28,088,743 and 28,050,100 issued and outstanding, respectively	281	281
Additional paid-in capital	258,263	258,004
Accumulated deficit	(4,302)	(6,287)

Total stockholders’ equity	254,242	251,998

Total liability and stockholders’ equity	$2,649,242	$1,899,349

Saxon Capital, Inc.

Consolidated Statements of Operations

	Three months ended March 31, 2002	Three months ended December 31, 2001
	(Dollars in thousands, except for share data)
	(unaudited)
Revenues:
Interest income	$40,546	$31,891
Interest expense	(16,221)	(14,104)

	24,325	17,787
Provision for loan loss	(7,094)	(6,431)

	17,231	11,356
Gain on sale of loans	—	—
Servicing income, net of amortization	7,725	6,681

	$24,956	$18,037
Expenses:
Payroll and related expenses	11,879	11,219
General and administrative expenses	9,096	8,670
Other expense	456	297

	21,431	20,186
Income before taxes	3,525	(2,149)
Income tax expense (benefit)	1,540	(801)
Net income (loss)	$1,985	$(1,348)
Primary earnings (loss) per share	$0.07	$(0.05)
Diluted earnings (loss) per share	$0.07	$(0.05)

Saxon Capital, Inc.

Statistical Summary

	Qtr 3/31/2002	Qtr 12/31/2001	Qtr 9/30/2001
	(Dollars in thousands, except share data)
	(unaudited)
Common Stock Data
Basic Earnings per share	0.07	(0.05)	(0.18)
Diluted Earnings per share	0.07	(0.05)	(0.18)
Shares used to compute primary EPS	28,071,073	28,050,100	28,050,100
Shares used to compute diluted EPS	28,855,990	28,050,100	28,050,100
Shares outstanding (period end)	28,088,743	28,050,100	28,050,100
Common Stock Price
High	$15.22	n/a	n/a
Low	$10.50	n/a	n/a
Period End	$14.77	n/a	n/a
Book value per share (period end)	$9.05	$8.98	$9.04
Key Ratios
Average Earning Assets	$1,897,973	$1,354,403	$866,502
Average Assets	2,274,296	1,618,446	1,072,522
Average Equity	253,120	252,850	209,597
Return on Average Assets (ROA)(1)	0.3%	(0.3)%	(1.8)%
Return on Average Equity (ROE)(1)	3.1%	(2.1)%	(9.4)%
Average Equity/Average Assets(%)	11.1%	15.6%	19.5%
Operating expense/Servicing Portfolio(1)	1.3%	1.2%	1.1%
Operating expenses/Average Assets(1)	3.8%	5.0%	6.3%
Efficiency Ratio	85.9%	111.9%	n/a
Interest Margin Analysis
Interest Income as % of average earning assets(1)	8.5%	9.4%	8.5%
Interest Expense as % of average earning assets(1)	3.4%	4.2%	4.3%
Interest Margin as % of average earning assets(1)(2)	5.1%	5.3%	4.2%
Net Interest Margin as % of average earning assets(1)(2)	3.6%	3.4%	1.7%

(1)	Ratios are annualized
(2)	Interest margin is calculated on a pre reserve basis. Net interest margin is calculated on an after reserve basis.

Saxon Capital, Inc.

Production Statistics

	Qtr Ended 3/31/02	Qtr Ended 12/31/01	Qtr Ended 9/30/01	Qtr Ended 6/30/01	Qtr Ended 3/31/01	Yr. Ended 12/31/01
	(Dollars in thousands)
	(unaudited)
Cost to Originate Wholesale
Premium	0.94%	1.19%	1.23%	1.16%	1.30%	1.22%
General and Administrative Expenses	2.83%	2.35%	2.31%	2.53%	2.69%	2.46%
Fees Collected	(0.45)%	(0.49)%	(0.45)%	(0.41)%	(0.41)%	(0.45)%
Cost to Originate	3.32%	3.05%	3.09%	3.28%	3.58%	3.23%
Retail
Premium	—	—	—	—	—	—
General and Administrative Expenses	5.04%	4.77%	4.94%	5.18%	5.71%	5.09%
Fees Collected	(2.44)%	(2.83)%	(2.89)%	(2.81)%	(2.76)%	(2.83)%
Cost to Originate	2.60%	1.94%	2.05%	2.37%	2.95%	2.26%
Correspondent Flow
Premium	2.12%	2.48%	2.27%	1.39%	2.46%	2.04%
General and Administrative Expenses	1.01%	0.81%	0.85%	0.68%	0.99%	0.80%
Fees Collected	(0.13)%	(0.14)%	(0.14)%	(0.11)%	(0.12)%	(0.13)%
Cost to Originate	3.00%	3.15%	2.98%	1.96%	3.33%	2.71%
Correspondent Bulk
Premium	1.57%	3.72%	3.99%	3.66%	3.31%	3.65%
General and Administrative Expenses	0.80%	0.81%	0.62%	0.39%	0.63%	0.56%
Fees Collected
Cost to Originate	2.37%	4.53%	4.61%	4.05%	3.94%	4.21%
Total Production	2.94%	2.99%	3.19%	3.14%	3.55%	3.20%
Cost to Service(3)	0.30%	0.36%	0.30%	0.26%	0.25%	0.31%
Corporate Administration(3)	0.97%	0.70%	0.66%	0.70%	0.79%	0.70%

(3)	Cost to service is calculated as a percentage of servicing portfolio. Corporate Administration is calculated as a percentage of loan production.

	Qtr Ended 3/31/02	Qtr Ended 12/31/01	Qtr Ended 9/30/01	Qtr Ended 6/30/01	Qtr Ended 3/31/01	Yr. Ended 12/31/01
Loan Production
Wholesale	225,384	258,496	254,532	250,138	202,511	965,677
Retail	133,508	143,720	111,233	105,924	86,644	447,521
Correspondent Flow	83,123	92,480	72,554	128,803	61,920	355,757
Correspondent Bulk(4)	78,551	76,012	120,031	219,723	148,802	564,568

Total	$520,566	$570,708	$558,350	$704,588	$499,877	$2,333,523

(4)	Correspondent Bulk includes $41.3 million in mortgages purchased from SASTA 96-2 pursuant to the clean up provision of the trust.

Three Months Ended 3/31/02

Credit Quality	Amount	Percentage	Avg. LTV	Credit Score	Fixed WAC	ARM WAC
A+	$120,199	23.1%	76.8%	663	8.0%	8.0%
A	$140,969	27.1%	78.4%	617	9.2%	8.5%
A-	$155,025	29.8%	80.3%	579	9.8%	9.4%
B	$68,923	13.2%	75.5%	547	10.8%	10.0%
C	$29,360	5.6%	70.7%	535	12.2%	11.2%
D	$6,143	1.2%	59.7%	526	12.2%	12.3%

Total	$520,566	100.0%	77.5%	601	9.1%	9.3%

Portfolio Statistics

	Qtr 3/31/02		Qtr 12/31/01		Qtr 9/30/01
	SCI Portfolio	Total Servicing Portfolio	SCI Portfolio	Total Servicing Portfolio	SCI Portfolio	Total Servicing Portfolio
Delinquency
60+ days past due	1.6%	2.0%	1.4%	2.0%	0.2%	1.9%
90+ days past due	1.2%	1.7%	0.6%	1.2%	—	0.9%
Bankruptcy(5)	0.7%	2.9%	0.3%	2.8%	—	2.9%
Foreclosures	1.9%	3.9%	1.6%	4.4%	—	4.0%
Real Estate Owned (REO)	0.3%	1.9%	0.2%	1.8%	—	1.6%

Total Serious Delinquent	5.6%	12.4%	4.1%	12.2%	0.2%	11.4%
Realized Losses(6)	$680	$24,873	$657	$29,391	$699	$20,278
Realized losses as a percentage of portfolio (annualized)	0.1%	1.5%	0.2%	1.8%	0.3%	1.3%
Portfolio Principal Balance (period end)	$2,124,634	$6,440,863	$1,671,311	$6,355,304	$1,037,494	$6,276,526
Portfolio Principal Balance (period avg)	$1,897,973	$6,398,084	$1,354,403	$6,315,915	$866,502	$6,070,848

(5)	Bankruptcy loans are loans held by a borrower who has declared bankruptcy and is 60 or more days contractually delinquent.
(6)	Losses realized at final disposition of a property.

	Qtr 3/31/02	Qtr 12/31/01	07/06/01 to 9/30/01
Loan Loss Reserve
Total principal balance of loans:	$2,124,634	$1,671,311	$1,131,603
Beginning Balance	21,327	13,627	7,222
Provision for loan losses(7)	8,848	8,775	6,486
Charge-offs(8)	(1,448)	(1,075)	(81)

Ending Balance	$28,727	$21,327	$13,627

(7)	Provision for losses on advanced interest in the amount of $1.8 million, $2.3 million, and $1.1 million is included as a component of interest income in the Consolidated Statement of Operations.
(8)	Charge-offs include realized losses as well as fair value adjustments for loans transferred to REO.